Exhibit 12.1

QEP Resources, Inc.
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2018		2017		2016		2015		2014
Earnings	(in millions)
Income from continuing operations before income taxes and adjustment for income or loss from equity investees	$(1,329.0)		$(42.9)		$(1,953.2)		$(243.0)		$(642.0)
Add (deduct):
Fixed charges	152.1		141.0		146.2		148.3		175.6
Distributed income from equity investees	—		—		—		0.1		0.3
Capitalized interest	—		—		—		—		—
Total earnings	$(1,176.9)		$98.1		$(1,807.0)		$(94.6)		$(466.1)
Fixed Charges
Interest expense	$149.4		$137.8		$143.2		$145.6		$172.9
Capitalized interest	—		—		—		—		—
Estimate of the interest within rental expense	2.7		3.2		3.0		2.7		2.7
Total Fixed Charges	$152.1		$141.0		$146.2		$148.3		$175.6
Ratio of Earnings to Fixed Charges	—	(1)	—	(1)	—	(1)	—	(1)	—	(1)
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(1)
Due to a loss for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, the ratio coverage was less than 1:1. QEP required additional earnings of $1,329.0 million, $42.9 million, $1,953.2 million, $243.0 million and $642.0 million for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively, to achieve a ratio of 1:1.